

October 12, 2017

José G. Cantera
Chief Financial Officer
Banco Santander, S.A.
Ciudad Grupo Santander
28660 Boadilla del Monte
Madrid, Spain

  Re: Banco Santander, S.A.
    Form 20-F for the Fiscal Year Ended December 31, 2016
    Filed March 31, 2017
    File No. 001-12518

Dear Mr. Cantera:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Stephanie L. Sullivan

        Stephanie L. Sullivan
        Senior Technical and Policy Advisor
        Office of Financial Services